Exhibit 99.1

ELECTRA BATTERY MATERIALS CORPORATION

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

(UNAUDITED)

(EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS)

ELECTRA BATTERY MATERIALS CORPORATION

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

AS AT SEPTEMBER 30, 2024

(expressed in thousands of Canadian dollars)

	September 30, 2024	December 31, 2023 (Restated - Note 19)
ASSETS
Current Assets
Cash and cash equivalents	$3,264	$7,560
Restricted cash	-	888
Marketable securities (Note 6)	113	595
Prepaid expenses and deposits	958	468
Receivables	294	1,081
	4,629	10,592
Non-Current Assets
Exploration and evaluation assets (Note 5)	87,435	85,634
Property, plant and equipment (Note 4)	51,443	51,258
Long-term restricted cash	1,208	1,208
Total Assets	$144,715	$148,692

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$5,465	$8,828
Accrued interest	9,703	5,730
Convertible notes payable (Note 9)	46,302	40,101
Warrants (Note 9)	2,552	1,421
US warrants (Note 11 (c))	5	7
Lease liability	10	-
	64,037	56,087
Non-Current Liabilities
Government loan payable (Note 8)	7,661	4,299
Government grants (Note 8)	3,123	849
Royalty (Note 9)	1,148	858
Lease liability	133	175
Asset retirement obligations (Note 7)	3,125	3,126
Total Liabilities	$79,227	$65,394
Shareholders’ Equity
Common shares (Note 10)	306,433	304,721
Reserve (Note 10)	25,847	25,579
Accumulated other comprehensive loss	(566)	(1,557)
Deficit	(266,226)	(245,445)
Total Shareholders’ Equity	$65,488	$83,298
Total Liabilities and Shareholders’ Equity	$144,715	$148,692
Going Concern (Note 1)
Commitments and Contingencies (Note 15)
Subsequent events (Note 18)

Approved on behalf of the Board of Directors and authorized for issue on November 14, 2024

Susan Uthayakumar, Director	Trent Mell, Director

See accompanying notes to condensed interim consolidated financial statements.

ELECTRA BATTERY MATERIALS CORPORATION

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND OTHER COMPREHENSIVE LOSS (UNAUDITED)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

(expressed in thousands of Canadian dollars)

	Three months ended September 30, 2024	Three months ended September 30, 2023 (Restated - Note 19)	Nine months ended September 30, 2024	Nine months ended September 30, 2023 Restated - Note 19)
Operating expenses
General and administrative	$850	$680	$2,275	$2,004
Consulting and professional fees	607	1,824	2,822	5,117
Exploration and evaluation expenditures	66	259	210	612
Investor relations and marketing	279	194	583	388
Salaries and benefits	1,385	891	3,079	3,510
Share-based payments	318	317	1,298	861
Operating loss before noted items below:	3,505	4,165	10,267	12,492
Other
Unrealized gain (loss) on marketable securities (Note 6)	14	(298)	314	(267)
(Loss) gain on financial derivative liability – Convertible Notes (Note 9)	1,573	(4,436)	(5,611)	(6,294)
Changes in fair value of US Warrant (Note 11 (c))	51	78	2	1,140
Other non-operating (loss) income (Note 12)	(1,074)	(402)	(5,219)	106
Net loss	$(2,941)	(9,223)	(20,781)	$(17,807)

Other comprehensive income (loss):
Fair value adjustment of 2028 Notes due to credit risk	799	-	799	-
Foreign currency translation gain (loss)	(2,815)	(155)	192	(155)

Net loss and other comprehensive loss	$(4,957)	$(9,378)	$(19,790)	$(17,962)
Basic and diluted loss per share (Note 13)	$(0.05)	$(0.20)	$(0.37)	$(0.45)
Weighted average number of common shares outstanding - Basic and diluted (Note 13)	57,270,145	46,686,581	56,851,092	39,231,446

See accompanying notes to condensed interim consolidated financial statements.

ELECTRA BATTERY MATERIALS CORPORATION

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (UNAUDITED)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

(expressed in thousands of Canadian dollars)

	Common Shares
	Number of shares	Amount	Reserves	Accumulated Other Comprehensive Income (Loss)	Deficit	Total
Balance – January 1, 2024	55,851,327	$304,721	$25,579	$(1,557)	$(245,445)	$83,298
Other comprehensive earnings for the period, net of taxes	-	-	-	991	-	991
Net loss for the period	-	-	-		(20,781)	(20,781)
Share-based payment expense	-	-	1,303	-	-	1,303
Performance based incentive payment	165,257	134	-	-	-	134
Exercise of restricted and performance share units (Note 10)	501,674	1,035	(1,035)	-	-
Settlement of interest on 2028 Notes (Note 9)	843,039	543	-	-	-	543
Balance – September 30, 2024	57,361,297	$306,433	$25,847	$(566)	$(266,226)	$65,488

Balance – January 1, 2023	35,185,977	$288,871	$17,892	$525	$(180,779)	$126,509
Other comprehensive loss for the period, net of taxes	-	-	-	(155)	-	(155)
Net loss for the period	-	-	-	-	(17,807)	(17,807)
Share-based payment expense	-	-	861	-	-	861
Directors’ fees paid in deferred share units	-	-	889	-	-	889
Exercise of warrants, options, deferred share units, performance share units and restricted share units	3,053	17	(17)	-	-	-
Proceeds from issuance of shares, net of transaction costs	19,545,454	12,805	7,311	-	-	20,116
Settlement transaction costs on 2028 Notes	77,500	175	-	-	-	175
Convertible notes conversion	368,543	998	-	-	-	998
Settlement of interest on 2028 Notes (Note 9)	660,802	795	-	-	-	795
Balance – September 30, 2023 (Restated - Note 19)	55,841,329	$303,661	$26,936	$370	$(198,586)	$132,381

See accompanying notes to condensed interim consolidated financial statements.

ELECTRA BATTERY MATERIALS CORPORATION

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

(expressed in thousands of Canadian dollars)

	Nine months ended September 30, 2024	Nine months ended September 30, 2023 (Restated - Note 19)
Operating activities
Net loss	$(20,781)	$(17,807)
Adjustments for items not affecting cash:
Share-based payments	1,303	861
Change in fair value of marketable securities	(299)	267
Realized gain on marketable securities	(60)	(89)
Depreciation	43	42
Accretion	780	-
Changes in fair value of convertible 2028 Notes	4,612	5,076
Interest expense on convertible 2028 Notes	4,412	888
Loss on extinguishment of 2026 Notes and recognition of 2028 Notes (Note 9)	-	18,727
Fair value warrants 2028 Notes (Note 9)	1,102	(17,508)
Fair value gain on warrants (US Warrants)	-	(1,140)
Performance based incentive payment	134	-
Unrealized loss on foreign exchange	931	695
	(7,823)	(9,988)
Changes in working capital:
Decrease in receivables	787	1,937
Increase in prepaid expenses and other assets	(3,365)	(8,992)
(Decrease) increase in accounts payable and accrued liabilities	(490)	3
Cash used in operation activities	(10,891)	(17,040)

Investing activities
Payment from restricted cash	888	938
Proceeds from sale of marketable securities	841	780
Incurring of exploration and evaluation expenditures	(34)	-
Additions to property, plant and equipment	(326)	(14,231)
Cash provided in investing activities	1,369	(12,513)

Financing activities
Proceeds from issuance of shares, net transaction cost of $1,384	-	20,116
Proceeds from government loans, net of repayments of $36	5,231	250
Payment of lease liability, net of interest	(32)	(36)
Proceeds from 2028 Notes (Note 9)	-	68,049
Repayment of 2026 Notes (Note 9)	-	(48,036)
Settlement of transaction costs on 2028 Notes (Note 9)	-	(2,100)
Interest settlement of 2026 Notes (Note 9)	-	(1,656)
Cash provided by financing activities	5,199	36,587
Change in cash during the period	(4,323)	7,034
Effect of exchange rates	27	67
Cash, beginning of the period	7,560	7,952
Cash, end of period	$3,264	$15,053

See accompanying notes to condensed interim consolidated financial statements.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

(expressed in thousands of Canadian dollars)

1.	Significant Nature of Operations

Electra Battery Materials Corporation (the “Company”, “Electra”) was incorporated on July 13, 2011 under the Business Corporations Act of British Columbia (the “Act”). On September 4, 2018, the Company filed a Certificate of Continuance into Canada and adopted Articles of Continuance as a Federal Company under the Canada Business Corporations Act (the “CBCA”). On December 6, 2021, the Company changed its corporate name from First Cobalt Corp. to Electra Battery Materials Corporation. The Company is in the business of producing battery materials for the electric vehicle supply chain. The Company is focused on building a supply of cobalt, nickel and recycled battery materials.

Electra is a public company which is listed on the Toronto Venture Stock Exchange (TSX-V) (under the symbol ELBM). On April 27, 2022, the Company began trading on the NASDAQ (under the symbol ELBM). The Company’s registered office is Suite 2400, Bay-Adelaide Centre, 333 Bay Street, Toronto, Ontario, M5H 2T6 and the corporate head office is located at 133 Richmond Street W, Suite 602, Toronto, Ontario, M5H 2L3.

The Company is focused on building a North American integrated battery materials facility for the electric vehicle supply chain. The Company is in the process of constructing its expanded hydrometallurgical cobalt refinery (the “Refinery”), assessing the various optimizations and modular growth scenarios for a recycled battery material (known as black mass) program, and exploring and developing its mineral properties.

Going Concern Basis of Accounting

The accompanying condensed interim consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business for the foreseeable future, and, as such, the consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

The Company has recurring net operating losses and negative cash flows from operations. As of September 30, 2024 and December 31, 2023, the Company had an accumulated deficit of $266,226 and $245,445, respectively, though, the Company was not in compliance with all required convertible note covenants as of September 30, 2024 (refer to Notes 9 and 18), but was in compliance on December 31, 2023. The Company’s recurring losses from operations and negative cash flows raise significant doubt about the Company’s ability to continue as a going concern. The global economy, including the financial and credit markets, has recently experienced extreme volatility and disruptions, including increasing inflation rates, rising interest rates, foreign currency impacts, declines in consumer confidence, and declines in economic growth. Additionally, the Company suspended construction of the Refinery due to lack of sufficient funding. All these factors point to uncertainty about economic stability, and the severity and duration of these conditions on our business cannot be predicted, and the Company cannot assure that it will remain in compliance with the financial covenants contained within its credit facilities.

In order to continue its operations, the Company must achieve profitable operations and/or obtain additional equity or debt financing. Until the Company achieves profitability, management plans to fund its operations and capital expenditures with cash on hand, borrowings, and issuance of capital stock. Until the Company generates revenue at a level to support its cost structure, the Company expects to continue to incur significant operating losses and net cash outflows from operating activities.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

(expressed in thousands of Canadian dollars)

The Company is actively pursuing various alternatives including government grants, strategic partnerships, equity and debt financing to increase its liquidity and capital resources. On August 11, 2023, the Company completed a private placement for gross proceeds of $21,500, consisting of a brokered placement for $16,500 and a non-brokered placement for $5,000 (refer to Note 10). An additional government loan from FedNor was received on February 2, 2024 in the amount of $2,267 and April 9, 2024 in the amount of $2,000. On August 8, 2024, the Company received an additional $1,000. On August 19, 2024, the Company was awarded US$20,000 in funding by the U.S. Department of Defense (“DoD”) for the construction of the Refinery funded on a reimbursement basis subsequent to approval of the expenditure by the DoD. The award was made pursuant to Title III of the Defense Production Act (DPA) to expand domestic production capability. The Company is also in discussion with various parties on additional financing opportunities and alternatives to finance the funding of feedstock purchases. Although the Company has historically been successful in obtaining financing in the past, there can be no assurances that the Company will be able to obtain adequate financing in the future, or that a strategic review process will culminate in any transaction or alternative. These condensed interim consolidated financial statements do not include the adjustments to the amounts and classifications of assets and liabilities that would be necessary should the Company be unable to continue as a going concern. These adjustments may be material.

2.	Material Accounting Policies and Basis of Preparation

Basis of Presentation and Statement of Compliance

The Company prepares its condensed interim consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”). These condensed interim consolidated financial statements should be read in conjunction with our most recent annual financial statements. These condensed interim consolidated financial statements follow the same accounting policies, estimates, and methods of application as our most recent annual financial statements, except as detailed in Note 3.

All amounts on the condensed interim consolidated financial statements are presented in thousands of Canadian dollars unless otherwise stated. The condensed interim consolidated financial statements were authorized for issue by the Board of Directors on November 14, 2024.

Certain comparative amounts have been restated to conform with current accounting presentation.

3.	New Accounting Standards Issued

Certain new accounting standards and interpretations have been published that are either applicable in the current year or not mandatory for the current period. The Company has assessed these standards, including amendments to IAS 1 – Non-current liabilities and Covenants, and determined a reclassification of the convertible notes from long-term to current liabilities applies in the current period, refer to Note 19. The amendments clarify certain requirements for determining whether a liability should be classified as current or non-current and require new disclosures for non-current liabilities that are subject to covenants within 12 months after the reporting period. This resulted in a change in the accounting policy for classification of liabilities that can be settled in the Company’s own shares (e.g. convertible notes issued by the Company). Previously, the Company excluded all counterparty conversion options when classifying the related liabilities as current or non-current. Under the revised policy, when a liability includes a counterparty conversion option that may be settled by a transfer of a Company’s own shares, the Company takes into account the conversion option in classifying the host liability as current or non-current except when it is classified as a equity component of a compound instrument. The Company’s other liabilities were not impacted by the amendments. In addition, Lease Liability in a Sale and Leaseback (Amendment to IFRS 16 Leases) - is effective January 1, 2024. The adoption of this amendment did not have an impact on the Company’s consolidated financial statements.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

(expressed in thousands of Canadian dollars)

In addition, IFRS 18 Presentation and Disclosure in Financial Statements was issued by the IASB in April 2024, with mandatory application of the standard in annual reporting periods beginning on or after January 1, 2027. The Company is currently assessing the impact of IFRS 18 on its consolidated financial statements. No standards have been early adopted in the current period.

4.	Property, Plant and Equipment and Capital Long-Term Prepayments

Cost	Property, Plant and Equipment	Construction in Progress	Right-of- use Assets	Total
January 1, 2023	$5,989	$76,048	$301	$82,338
Additions during the year	-	16,942	-	16,942
Transfers from capital long-term prepayments	-	3,968	-	3,968
Impairment	-	(51,884)	-	(51,884)
Balance December 31, 2023	$5,989	$45,074	$301	$51,364
Additions during the period	-	326	-	326
Asset retirement obligation - Change in estimate		(98)		(98)
Balance September 30, 2024	$5,989	$45,302	$301	$51,592
Accumulated Depreciation
January 1, 2023	$10	$-	$40	$50
Change for the year	-	-	56	56
Balance December 31, 2023	$10	$-	$96	$106
Change for the period	-	-	43	43
Balance September 30, 2024	$10	$-	$139	$149
Net Book Value
Balance December 31, 2023	$5,979	$45,074	$205	$51,258
Balance September 30, 2024	$5,979	$45,302	$162	$51,443

Most of the Company’s property, plant, and equipment assets relate to the Refinery located near Temiskaming Shores, Ontario, Canada. The carrying value of property, plant, and equipment and construction in progress is $51,281 (December 31, 2023 - $51,053), all of which is pledged as security for the 2028 Notes (Note 9).

During the year ended December 31, 2023, an impairment charge was recognized on the Refinery in Ontario. The impairment loss of $49,743 was determined based on the recoverable amount of the Refinery CGU that was based on value in use, assuming that commercial production will commence in 2026, applying a discount rate of 20% and a terminal multiple of 4.75. The recoverable amount of the Refinery CGU was determined as $44,899. In addition, costs of $2,141 related to the black mass program were included in the impairment charge.

Capitalized development costs for the nine months ended September 30, 2024 totaled $Nil (for the year ended December 31, 2023 - $14,801) of which capitalized borrowing costs were $Nil (December 31, 2023 - $2,781).

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

(expressed in thousands of Canadian dollars)

5.	Exploration and Evaluation Assets

	Balance January 1, 2023	Foreign Exchange	Balance December 31, 2023	Foreign Exchange	Acquisition cost	Balance September 30, 2024
Idaho, USA	$87,693	$(2,059)	$85,634	$1,767	$34	$87,435

The comparative balances (December 31, 2023 and January 1, 2023) have been restated for a change in the functional currency resulting in a decrease to Exploration and Evaluation assets of $155 at September 30, 2023 to $87,435 (December 31, 2023 - $85,634) (see Note 19).

All of the Iron Creek mineral properties are pledged as security for the Convertible Notes issued on February 13, 2023 (Note 9). Upon successful commissioning of the Refinery, the Iron Creek mineral properties will be released from the Convertible Notes security package.

Certain claims relating to the Iron Creek properties were acquired by the Company against earn-in and option agreements entered with the original owners of such claims. These agreements provide a working interest in the property to the Company, upon making certain milestone payments and/or incurring certain expenditures on the property.  The claims are also subject to future net smelter royalty (NSR) payments.

6.	Marketable Securities

On January 31, 2023, the Company completed the sale of the remaining assets of Canadian Cobalt Camp consisting of Keely-Frontier patents (“Cobalt Camp”) which Kuya did not own, as well as their associated asset retireme Waiver of minimum cash nt obligations. To complete the sale, Kuya issued to the Company 3,108,108 shares at a deemed price of $0.37 per share (being the share price equivalent to the VWAP prior to issuance) comprised of 2,702,703 shares as consideration for the $1,000 sale price and an additional 405,405 to settle $150 of payables to the Company. Kuya had also entered into a royalty agreement with the Company whereby it will grant the Company a two percent royalty on net smelter returns from commercial products derived from the remaining assets. The Company will retain a right of first offer to refine any base metal concentrates produced from the assets at the Company’s Ontario refinery.

Marketable securities represent Kuya Silver Corp (“Kuya”) shares held by the Company. The Kuya shares were acquired via the Kerr Assets sale on February 26, 2021 and January 31, 2023 described below (“2023 Sale”). The total value of marketable securities at September 30, 2024 was $113 (December 31, 2023 - $595). These shares were marked-to-market at September 30, 2024 resulting in a unrealized gain of $14 and $314 being recorded during the three and nine months ended September 30, 2024, respectively, (three and nine months ended September 30, 2023 – unrealized losses $298 and $267, respectively). During the three and nine months ended September 30, 2024, the Company sold marketable securities for proceeds of $247 and $841, respectively from sale of 625,000 and 2,108,000 shares, respectively (three and nine months ended September 30, 2023 – $242 and $780, respectively from sale of 579,000 and 1,719,500 shares, respectively) and realizing gains of $19 and $45, respectively (three and nine months ended September 30, 2023 – loss $1 and gain of $89, respectively).

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

(expressed in thousands of Canadian dollars)

7.	Asset Retirement Obligations

As at September 30, 2024, the estimated cost of closure is $3,323. The Company maintains a surety bond for $3,450 as financial assurance based on the October 2021 closure plan.

The full estimated closure cost in the latest closure plan incorporated a number of new disturbances that have yet to take place, such as new roadways, new chemicals on site, and a new tailings area. The latest closure plan also included cost updates relating to remediating disturbances that existed at September 30, 2024. The following assumptions were used to calculate the asset retirement obligation:

•	Discounted cash flows of $3,125 (December 31, 2023 - $3,126)
•	Closure activities date of 2073 – (December 31, 2023 – 2037)
•	Risk-free discount rate of 3.13% (December 31, 2023 – 3.98%)
•	Long-term inflation rate of 3.0% (December 31, 2023 – 3.0%)

During the nine months ended September 30, 2024, the asset retirement obligation was increased by $98 and was a decrease due to discounting of $99 (December 31, 2023 - $1,336) due to a revised estimate of closure cost activities and actual inflation rate for current Refinery infrastructure, offset by changes in estimate of discounted cash flows. The continuity of the asset retirement obligation at September 30, 2024 and December 31, 2023 is as follows:

	September 30, 2024	December 31, 2023
Balance at January 1,	$3,126	$1,790
Change in estimate from discounting	(99)	126
Change in estimate of costs	98	1,210
Balance	$3,125	$3,126

8.	Long-Term Government Loan payable, Grants and Awards

On November 24, 2020, the Company had entered into a contribution agreement with the Ministry of Economic Development and Official Languages as represented by the Federal Economic Development Agency for Northern Ontario (“FedNor”) for up to a maximum of $5,000 financing related to the recommissioning and expansion of the Refinery in Ontario. The contribution was to be in the form of debt bearing a 0% interest rate and funded in proportion to certain Refinery construction activities. The Company received approval for an additional $5,000 funding under the agreement on December 27, 2023. During the first quarter of 2024 $2,267 was received with an additional $2,000 and $1,000 received in April and August 2024.

Once construction is completed, the cumulative balance borrowed will be repaid in 19 equal quarterly instalments. The funding is provided pro rata with incurred Refinery construction costs, with all other conditions required for the funding having been met. The loan is discounted using a market rate between (7.0% - 17.1%) with the resulting difference between the amortized cost and cash proceeds recognized as Government Grant.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

(expressed in thousands of Canadian dollars)

On August 19, 2024, the Company had been awarded US$20,000 by the U.S. Department of Defense. The award was made pursuant to Title III of the Defense Production Act (“DPA”) to expand domestic production capability and is funded through the Additional Ukraine Supplemental Appropriations Act. Some proceeds have been received in the fourth quarter of 2024 on a re-imbursement basis for approved expenditures.

The following table sets out the balances of Government Loans and Government Grant received at September 30, 2024 and December 31, 2023.

	Government Loan	Government Grant	Total
Balance at January 1, 2023	$3,777	$1,121	$4,898
FedNor loan (Nickel Study) – February 2023	250	-	250
Accretion	272	(272)	-
Balance at December 31, 2023	$4,299	$849	$5,148
FedNor loan – February 2024	2,267	-	2,267
FedNor Loan – April 2024	2,000	-	2,000
FedNor Loan (Nickel Study) - Payment	(36)	-	(36)
FedNor Loan – August 2024	1,000	-	1,000
Allocation to government grant	(2,274)	2,274	-
Accretion	405	-	405
Balance at September 30, 2024	$7,661	$3,123	$10,784

9.	Convertible Note Arrangement

On February 13, 2023, the Company completed subscription agreements with certain institutional investors in the United States with respect to $68,049 (US$51,000) principal amount of 8.99% senior secured notes due February 2028 (“2028 Notes”). The initial conversion rate of the Notes is 403.2140 Common Shares per US$1,000 principal amount of Notes (equivalent to an initial conversion price of approximately US$2.48 per Common Share) subject to certain adjustments set forth in the Note Indenture. The Notes are convertible at the discretion of the lenders. The 2028 Notes bear interest at 8.99% per annum, payable in cash or common shares semi-annually in arrears in February and August of each year and mature in February 2028. In the event the Company achieves a third-party green bond designation during the term of the Note Indenture, the interest rate on future cash interest payments shall be reduced to 8.75% per year.

The investors in the offering also received an aggregate of 10,796,054 warrants to purchase common shares in the Company. The Warrants are exercisable for five years at an exercise price of US$2.48, subject to certain adjustments. The warrants were subsequently re-priced to $1.00.

Upon early conversion of the 2028 Notes, the Company will make an interest make whole payment equal to the lesser of the two years of interest payments or interest payable to maturity, which may be made in cash or shares at the Company’s discretion. The investors also received a royalty of: (i) 0.6% on “Operating Revenue” from the sale of all cobalt produced from the Refinery payable in the first twelve months following a defined threshold of commercial production, where “Operating Revenue” consists of revenue from the Refinery less certain permitted deductions; and (ii) 0.6% on all revenue from sales of cobalt generated from the Refinery in the second to fifth years following the commencement of commercial production. Royalty payments under the royalty agreements are subject to a cumulative cap of US$6,000.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

(expressed in thousands of Canadian dollars)

The Company used a portion of the proceeds of the 2028 Notes offering to purchase all of the outstanding convertible notes consisting of US$36,000 of existing 6.95% senior secured notes due December 2026 for cancellation at par, as well as to pay accrued and unpaid interest on the 2026 Notes through the closing date of the 2028 Notes offering for US$51,000 ($68,049). The net proceeds were $20,013, before interest payment of $1,656 and transaction costs of $2,340. As the terms of the 2028 Notes are substantially different from the 2026 Notes, the Company accounted for the 2026 Notes as an extinguishment of the original financial liability and recognized a new financial liability for the 2028 Notes. The extinguishment of 2026 Notes and recognition of 2028 Notes resulted in a loss of $18,727 as determined below.

On February 27, 2024, the Company and the holders of US$51,000 principal amount of 8.99% senior secured convertible notes entered into an agreement (the “Waiver”) whereby the Noteholders agreed, subject to certain conditions, to a postponement in the unpaid payment of interest on the Notes payable on the August 15, 2023 and February 15, 2024 interest payment dates under the convertible note indenture dated as of February 13, 2023 (the “Indenture”) that governs the Notes. Pursuant to the Waiver, the Company was required to make payment of accrued Interest on August 15, 2024, other than the Interest to be paid through the Share Issuance (as defined below).

On August 14, 2024, the holders of the 2028 Notes agreed that all accrued interest owing to August 15, 2024, on the 2028 Notes will be “paid-in-kind,” not in cash, and added to the outstanding principal amount of the notes. As a result of this agreement, the Company will issue additional notes in the principal amount of US$6,500.  The payment in kind and the issuance of additional notes is subject to certain conditions, including the approval of the TSX Venture Exchange. As at September 30, 2024 the Company is in default of the 2028 Notes due to non-payment of interest.

The Company is in the process with the Noteholders to waive certain existing events of default regarding the non-payment of interest under the 2028 Notes, the minimum required cash balance and failure to register the resale of the common shares issuable pursuant to the terms of the 2028 Notes.

The Company satisfied US$401 of the Interest through the issuance of 843,039 Common Shares to certain Noteholders (the “Share Issuance”). The Share Issuance occurred at a value of $0.6439 for a total value of $543. The Share Issuance was approved by the TSX Venture Exchange (the “TSXV”).

The unpaid interest as at September 30, 2024 is $9,703 (December 31, 2023 - $5,730).

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

(expressed in thousands of Canadian dollars)

	Convertible Notes Payable	Financial Derivative Liability	Total (Restated – Note 19)
Balance at January 1, 2023	$25,662	$6,674	$32,336
Effective interest	914	-	914
Foreign exchange loss	(22)	-	(22)
Loss on fair value derivative re-valuation	-	5,076	5,076
Less: Accrued interest	(356)	-	(356)
Balance at February 13, 2023	$26,198	$11,750	$37,948
Proceeds from 2028 Notes			20,013
Fair value used to settle 2026 Notes			57,961
Fair value of 2028 Notes			74,348
Loss before transaction costs			(16,387)
Transaction costs			(2,340)
Loss on extinguishment of 2026 Notes and recognition of 2028 Notes			$(18,727)

The 2028 Notes contain components of Convertible Notes, Warrants, and a Royalty. Based on the 2028 Notes agreements, these components are separately exercisable hence the Company has accounted for each as a freestanding financial instrument and initially recorded these components at fair value. They have been recorded as derivative liabilities until they are elected to conversion to common shares.

As at initial recognition on February 13, 2023, the convertible notes were fair valued using the finite difference valuation method with the following key assumptions:

•	Risk free rate at February of 3.96% based on the US dollar zero curve;
•	Equity volatility at February 13, 2023 of 56% based on an assessment of the Company’s historical volatility and the estimated maximum a third-party investor would be willing to pay for;
•	An Electra share price at February 13, 2023 of $2.23 reflecting the quoted market prices; and
•	A credit spread at February 13, 2023 of 28.9%.

In addition, subject to certain conditions, the Noteholders have agreed to waive the requirement set out in the Indenture for the Company to file a registration statement to provide for the resale of the Common Shares underlying the Notes and the common share purchase warrants issued on February 13, 2023.

For the nine months ended September 30, 2024, the convertible notes were fair valued using the finite difference valuation method with the following key assumptions:

•	Risk free rate at September 30, 2024 of 3.58% (December 31, 2023 – 3.85%) based on the US dollar zero curve;
•	Equity volatility at September 30, 2024 of 61% (December 31, 2023 – 62%) based on an assessment of the Company’s historical volatility and the estimated maximum a third-party investor would be willing to pay for;
•	An Electra share price at September 30, 2024 of US$0.572 (December 31, 2023 - US$0.365) reflecting the quoted market prices; and
•	A credit spread at September 30, 2024 of 26.8% (December 31, 2023 – 27.8%).

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

(expressed in thousands of Canadian dollars)

The following table sets out the details of the Company’s financial derivative liability related to convertible notes in the 2028 Notes as of September 30, 2024 and December 31, 2023:

	Convertible Notes Payable	Warrants	Royalty (Restated – Note 19)	Total
Balance at January 1, 2023	$-	$-	$-	$-
Initial recognition at fair value	60,108	13,519	721	74,348
Balance at February 13, 2023	60,108	13,519	721	74,348
Portion de-recognized due to conversions	(840)	-	-	(840)
Revaluation to fair value	(18,685)	(12,073)	-	(30,758)
Foreign exchange gain	(482)	(25)	(9)	(516)
Accretion	-	-	146	146
Balance at December 31, 2023	$40,101	$1,421	$858	$42,380
Revaluation to fair value	4,509	1,102	-	5,611
Revaluation to fair value due to credit risk	799	-	-	799
Foreign exchange loss	893	29	19	941
Accretion	-	-	271	271
Balance at September 30, 2024	$46,302	$2,552	$1,148	$50,002

For the three months and nine months ended September 30, 2024, and 2023, the Company incurred the following finance costs relating to 2026 Notes and 2028 Notes.

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023 Restated - (Note 19)
Loss on financial derivative liability – 2026 Notes	$-	$-	$-	$(5,076)
Loss on extinguishment of 2026 Notes and recognition of 2028 Notes	-	-	-	(18,727)
Fair value (loss) gain on convertible notes payable and warrants	1,573	(4,436)	(5,611)	17,509
Total	$1,573	$(4,436)	$(5,611)	$(6,294)

The 2028 Notes are secured by a first priority security interest (subject to customary permitted liens) in substantially all of the Company’s assets, and the assets and/or equity of the secured guarantors. The 2028 Notes are subject to customary events of default and basic positive and negative covenants. The Company is required to maintain a minimum liquidity balance of US$2,000 under the terms of the 2028 Notes. The 2028 Notes are convertible at the discretion of the lenders and as such have been classified as a current liability.

The comparative numbers have been adjusted to reflect the amendment to IAS 1. There is no impact on the balance sheet at January 1, 2023 as the Convertible Notes were already reflected as a current liability.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

(expressed in thousands of Canadian dollars)

10.	Shareholder’s Equity

a)	Authorized Share Capital

The Company is authorized to issue an unlimited number of common shares without par value. As at September 30, 2024, the Company had 57,361,297 December 31, 2023 - 55,851,327) common shares outstanding.

b)	Issued Share Capital

During the nine months ended September 30, 2024, the Company issued common shares as follows:

•	On February 27, 2024, the Company has settled a total of $134 of earned performance-based incentive cash payments to certain non-officer employees by issuing a total of 165,257 Common Shares at a market price of $0.81 per share to these individuals (the “Share Settlement”). The expense was recorded in salaries and benefits.

•	On March 21, 2024, the Company issued an aggregate of 843,039 Shares at a market issue price of $0.6439 per Share in satisfaction of a portion of the interest payable to certain of the holders of US$51,000 principal amount of 8.99% senior secured convertible notes.

During the year ended December 31, 2023, the Company issued common shares as follows:

•	On August 11, 2023, the Company completed a private placement for gross proceeds of $21,500 (net proceeds of $19,960), consisting of a brokered placement for $16,500 and a non-brokered placement for $5,000 (the “Offering”). Under the terms of the Offering, the Company issued 19,545,454 units, at a price of $1.10 per unit. Each unit consists of one common share of the Company and one common share purchase warrant. Each warrant entitles the holder thereof to purchase one common share at a price of $1.74 at any time on or before August 11, 2025. As consideration for services under the brokered Offering, the Company paid to the agents a cash commission of $445 equivalent to 6% of gross proceed of brokered placement and issued to the agents 900,000 non-transferable broker warrants of the Company entitling the holder to acquire one common share at a price of $1.10 at any time on or before August 11, 2025. The broker warrants were measured based on the fair value of the warrants issued as the fair value of the consideration for the services cannot be estimated reliably.

•	The Company made an interest payment of $795 (US$591) to a convertible noteholder, which was settled by issuing 660,800 common shares at an average price of $1.20 (US$0.89). There were no significant transaction costs incurred in relation to this transaction.

•	$840 (US$626) of convertible notes were converted by noteholders which resulted in the Company issuing a total of 302,411 common shares. The Company also made interest make-whole payments to the noteholders upon conversion totaling $158 (US$135) which was settled by issuing 66,132 common shares. There were no significant transaction costs incurred in relation to the conversions.

•	The Company issued 77,500 common shares at a market price of $2.32 to the placement agent for 2028 Notes to settle $240 of transaction costs.

•	The Company issued 3,053 common shares for the exercise of restricted share units.

•	The Company issued 10,000 common shares (at issue price of $0.74) for an easement obtained on lands adjacent to the Company’s refinery facilities for the purpose of installing, operating and maintaining certain electrical works servicing water pumping facilities at the refinery.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

(expressed in thousands of Canadian dollars)

11.	Share Based Payments

Long-term incentive plan

The Company adopted a long-term incentive plan on August 12, 2024 whereby it can grant stock options, restricted share units (“RSUs”), Deferred Share Units (“DSUs”), and Performance Share Units (“PSUs”) to directors, officers, employees, and consultants of the Company.

Stock options generally vest in equal tranches over three years. The grant date fair value is determined using the Black-Scholes Option Pricing Model and this value is recognized as an expense over the vesting period. DSUs vest immediately but cannot be exercised until the holder ceases to be a Director or Officer of Electra. DSUs are valued based on the market price of the Company’s common shares on the grant date, with the full value expensed immediately. PSUs generally vest over an 18–24-month period if certain performance metrics have been achieved. They are valued based on the market price of the Company’s shares on the grant date and this value is expensed over the vesting period. RSUs generally vest over a 12–36-month period. They are valued based on the market price of the Company’s shares on the grant date and this value is expensed over the vesting period.

The maximum number of shares that may be reserved for issuance under the Plan is limited to 7,300,000 shares.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

(expressed in thousands of Canadian dollars)

a)	Stock Options

During the nine months ended September 30, 2024:

•	On January 15, 2024, the Company issued 100,000 stock options at an exercise price of $0.50 that will vest in three equal tranches on the first, second and third anniversaries of the grant date over a four year period. The fair value of the options at the date of the grant was $28,813 using the Black-Scholes Option Pricing Model, assuming a risk-free rate of 4.15% per year, an expected life of 3 years, expected volatility based on historical prices in the range of 86.97%, no expected dividends and a share price of $0.50.

•	On February 12, 2024, the Company issued 3,015,695 incentive stock options and 104,938 restricted share units (RSUs) to certain directors, officers, employees and contractors of the Company. The RSUs will vest on the first anniversary of the grant date and will be settled in cash or common shares at the discretion of the Company. The stock options are exercisable for four years at $0.81 and will vest in two equal tranches, on the first and second anniversary of the grant date. The fair value of the options at the date of the grant was $1,337,315 using the Black-Scholes Option Pricing Model, assuming a risk-free rate of 4.15% per year, an expected life of 4 years, expected volatility based on historical prices in the range of 84.64%, no expected dividends and a share price of $0.81.

•	On August 29, 2024, the Company issued 1,000,000 incentive stock options to consultants for services to be rendered. The stock options are exercisable for three years at $0.82 and will vest in four equal quarterly tranches, on the first anniversary of the grant date. The fair value of the options at the date of the grant was $417,540 using the Black-Scholes Option Pricing Model, assuming a risk-free rate of 3.31% per year, an expected life of 2 years, expected volatility based on historical prices in the range of 93.74%, no expected dividends and a share price of $0.82.

•	On September 9, 2024, the Company issued 135,563 deferred share units (DSUs) to certain directors, of the Company. The DSUs will vest on the first anniversary of the grant date and will be settled in cash or common shares at the discretion of the Company.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

(expressed in thousands of Canadian dollars)

During the year ended December 31, 2023:

•	The Company granted 416,319 stock options to employees under its long-term incentive plan. The options may be exercised within 5 years from the date of the grant at a price of $2.24 per share. The fair value of the options at the date of the grant was $577 using the Black-Scholes Option Pricing Model, assuming a risk-free rate of 3.37% to 4.15% per year, an expected life of 4 to 5 years, expected volatility based on historical prices in the range of 82.51% to 85.41%, no expected dividends and a share price range of $0.98 to $2.40.

The changes in incentive stock options outstanding are summarized as follows:

	Exercise price	Number of shares issued or issuable on exercise
Balance at January 1, 2023	$4.95	991,960
Granted	2.24	416,319
Expired	6.98	(296,852)
Forfeited / Cancelled	3.59	(338,859)
Balance at December 31, 2023	$3.50	772,568
Granted	$0.80	4,115,695
Expired	2.84	(123,149)
Forfeited / Cancelled	3.23	(66,996)
Balance at September 30, 2024	$1.16	4,698,118

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

(expressed in thousands of Canadian dollars)

Incentive stock options outstanding and exercisable (vested) at September 30, 2024 are summarized as follows:

	Options Outstanding			Options Exercisable
Exercise price	Number of shares issuable on exercise	Weighted average remaining life (Years)	Weighted average exercise price	Number of shares issuable on exercise	Weighted average exercise price
$0.50	100,000	3.29	$0.50	-	$0.50
0.81	3,015,695	3.37	0.81	-	0.81
0.82	1,000,000	2.91	0.82	-	0.82
2.40	225,694	2.44	2.40	75,232	2.40
2.52	40,741	0.78	2.52	40,741	2.52
2.61	27,778	0.91	2.61	27,778	2.61
2.88	16,666	0.00	2.88	16,666	2.88
3.21	60,000	3.12	3.21	20,000	3.21
5.40	176,822	2.30	5.40	117,881	5.40
6.21	29,166	1.54	6.21	29,166	6.21
7.29	5,556	0.38	7.29	5,556	7.29
Total	4,698,118	3.12	$1.16	333,020	$3.98

During the nine months ended September 30, 2024, the Company expensed $820 (nine months ended September 30, 2023 - $515) for options valued at share prices $0.50 to $6.21, as shared-based payment expense.

Incentive stock options outstanding and exercisable (vested) at December 31, 2023 are summarized as follows:

	Options Outstanding			Options Exercisable
Exercise price	Number of shares issuable on exercise	Weighted average remaining life (Years)	Weighted average exercise price	Number of shares issuable on exercise	Weighted average exercise price
$2.40	258,346	3.19	$2.40	-	$2.40
2.52	108,234	0.68	2.52	108,334	2.52
2.61	27,778	1.66	2.61	27,778	2.61
2.88	16,666	0.75	2.88	16,666	2.88
3.21	75,000	3.87	3.87	25,000	3.87
3.24	55,556	0.14	3.24	55,556	3.24
4.63	19,444	3.40	4.63	6,481	4.63
5.40	176,822	3.05	5.40	58,941	5.40
6.21	29,166	2.29	6.21	19,444	6.21
7.29	5,556	1.13	7.29	5,556	7.9
Total	772,568	1.97	$3.50	323,756	$3.59

During the year ended December 31, 2023, the Company expensed $513 (December 31, 2022 - $505) for options valued at share prices $2.40 to $7.29, as shared-based payment expense.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

(expressed in thousands of Canadian dollars)

(b)	DSUs, RSUs and PSUs

During the nine months ended September 30, 2024, the Company has expensed $186 (nine months ended September 30, 2023 - $888) for DSUs, $ Nil (nine months ended September 30, 2023 - $70) for PSUs, and $303 (nine months ended September 30, 2023 - $276) for RSUs as shared-based payment expense.

Deferred Shares Units

The Company’s DSUs outstanding at September 30, 2024 and December 31, 2023 were as follows:

Number of Units	September 30, 2024	December 31, 2023
Balance at January 1,	616,163	235,312
Granted	135,563	418,177
Exercised	(74,273)	-
Expired	(49,115)	(37,326)
Balance	628,338	616,163

Restricted Share Units

The Company’s RSUs outstanding at September 30, 2024 and December 31, 2023 were as follows:

Number of Units	September 30, 2024	December 31, 2023
Balance at January 1,	533,153	78,289
Granted	104,938	499,872
Exercised	(419,067)	(3,053)
Expired	-	(19,000)
Forfeited / Cancelled	(8,534)	(22,955)
Balance	210,490	533,153

Performance Share Units

The Company’s PSUs outstanding at September 30, 2024 and December 31, 2023 were as follows:

Number of Units	September 30, 2024	December 31, 2023
Balance at January 1,	34,029	63,889
Exercised	(8,334)	-
Expired / Cancelled	(25,695)	(29,860)
Balance	-	34,029

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

(expressed in thousands of Canadian dollars)

c)	Warrants

Details regarding warrants issued and outstanding are summarized as follows:

Canadian dollar denominated warrants	Grant date	Expiry date	Weighted average exercise price	Number of shares issued or issuable on exercise
Balance at January 1, 2023			$8.66	981,027
Expired warrants			8.66	(981,027)
Issuance of warrant (Note 10)	August 11, 2023	August 11, 2025	1.71	20,445,454
Balance at December 31, 2023			1.71	20,445,454
Repricing of warrant (Note 10)	February 13, 2023	February 13, 2028	1.00	10,796,054
Balance at September 30, 2024			$1.46	31,241,508

United States dollar denominated warrants (US Warrant)	Grant date	Expiry date	Weighted average exercise price		Number of shares issued or issuable on exercise
Balance at December 31, 2022	November 15, 2022	November 15, 2025	$	US$3.10	2,483,150
Issuance of warrant (Note 10)	February 13, 2023	February 13, 2028		US$2.48	10,796,054
Balance at December 31, 2023			$	US$2.60	13,279,204
Repricing of warrant (Note 10)	February 13, 2023	February 13, 2028		US$2.48	(10,796,054)
Balance at September 30, 2024				US$3.10	2,483,150

On August 11, 2023, 19,545,454 warrants were issued to subscribers in the Company’s private placement (Note 10). The total value of $6,321 was recorded in reserves. The fair value of the warrants were estimated using the Black-Scholes Option Pricing Model assuming a risk-free interest rate of 4.68%, an expected life of 2 years, an expected volatility of 66.07%, no expected dividends, and a share price of $1.19. As part of the private placement, the Company issued 900,000 Broker Warrants as transaction costs. The Company recorded $990 in reserve, which was measured at fair value of services received.

During the year ended December 31, 2023, the Company issued 10,796,054 warrants in conjunction with 2028 Notes (Note 9). No warrants were exercised during the year ended December 31, 2023. Total of 981,027 warrants expired during the year ended December 31, 2023. See note 14(c) for fair value assumptions.

On January 15, 2024, the Company received approval from the TSXV as well as warrant holders to amend the terms of 10,796,054 outstanding common share purchase warrants due to expire on February 13, 2028. The warrants were issued in connection with the convertible debt transaction that closed on February 13, 2023.

As consideration for eliminating the dilutive ratchet provisions in the Company’s convertible debt, the Company and its noteholders agreed to change the terms of the share purchase warrants. Pursuant to the amendment, the exercise price of the warrants was reduced from US$2.48 to $1.00 per common share. In addition, the warrants were to be amended to include an acceleration clause such that the term of the warrants will be reduced to 30-days (the “Reduced Term”) in the event the closing price of the common shares on the TSX Venture Exchange exceeds $1.20 ten consecutive days trading days (the “Acceleration Event”), with the Reduced term to begin upon release of a press release by the Company within seven calendar days after such ten consecutive trading day period. Upon the occurrence of an Acceleration Event, holders of the warrants may exercise the warrants on a cashless basis, based on the value of the warrants at the time of exercise. The amendments were considered in the determination of the fair value of the warrants as at September 30, 2024.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

(expressed in thousands of Canadian dollars)

12.	Other Non-Operating Income (Expense)

The Company’s Other Non-Operating Income (Expense) comprises the following for the three and nine months ended September 30, 2024 and 2023:

	Three months ended September 30		Nine months ended September 30
	2024	2023	2024	2023
Foreign exchange gain (loss)	$1,088	$(603)	$(683)	$(319)
Interest income (expense)	(2,691)	84	(5,094)	206
Realized gain (loss) on marketable securities	19	(1)	45	89
Other non-operating income (expense)	510	118	513	130
	$(1,074)	$(402)	$(5,219)	$106

13.	Loss Per Share

The following table sets forth the computation of basic and diluted loss per share for the three and nine months ended September 30, 2024 and 2023:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023 Restated (Note 19)
Numerator
Net loss for the period – basic and diluted	$(2,941)	$(9,223)	$(20,781)	$(17,807)
Denominator
Basic and Diluted – weighted average number of shares outstanding	57,270,145	46,686,581	56,851,092	39,231,446

Loss Per Share – Basic and Diluted	$(0.05)	$(0.20)	$(0.37)	$(0.45)

The basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the period.

The diluted loss per share reflects the potential dilution of common share equivalents, such as outstanding stock options, and share purchase warrants, in the weighted average number of common shares outstanding during the period, if dilutive.

Conversion option, share purchase warrants and stock options were excluded from the calculation of diluted weighted average number of common shares outstanding for the three and nine months ended September 30, 2024 and 2023 as the warrants and stock options were anti-dilutive.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

(expressed in thousands of Canadian dollars)

14.	Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, described, as follows, based on the lowest-level input that is significant to the fair value measurement as a whole:

Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 — Quoted prices in markets that are not active or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

Level 3 — Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Assets and Liabilities Measured at Fair Value

The Company’s fair values of financial assets and liabilities were as follows:

	Classification
September 30, 2024	Fair value through profit or loss	Amortized cost	Level 1	Level 3	Total Fair Value
Assets:
Cash and cash equivalents	$-	$3,264	$-	$-	$3,264
Receivables	-	294	-	-	294
Marketable securities	113	-	113	-	113
	$113	$3,558	$113	$-	$3,671
Liabilities:
Accounts payable and accrued liabilities	$-	$5,465	$-	$-	$5,465
Accrued interest	-	9,703	-	-	9.703
Long-term government loan payable	-	7,661	-	-	7,661
Convertible Notes payable [1]	46,302	-	-	46,302	46,302
Warrants - Convertible Notes payable [1]	2,552	-	-	2,552	2,552
Royalty	-	1,148	-	-	1,148
Warrants derivative liability	5	-	-	5	5
	$48,859	$23,977	-	$48,859	$72,836

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

(expressed in thousands of Canadian dollars)

	Classification
December 31, 2023	Fair value through profit or loss	Amortized cost	Level 1	Level 3	Total Fair Value
Assets:
Cash and cash equivalents	$-	$7,560	$-	$-	$7,560
Restricted cash	-	2,096	-	-	2,096
Receivables	-	1,081	-	-	1,081
Marketable securities	595	-	595	-	595
	$595	$10,737	$595	$-	$11,332
Liabilities:
Accounts payable and accrued liabilities	$-	$8,828	$-	$-	$8,828
Accrued interest	-	5,730	-	-	5,730
Long-term government loan payable	-	4,299	-	-	4,299
Convertible notes payable [1]	-	-	-	40,101	40,101
Warrants – Convertible Notes payable [1]	1,421	-	-	1,421	1,421
Royalty	-	858	-	-	858
Warrants derivative liability	7	-	-	7	7
	$1,428	$19,715	-	$41,529	$61,244

1 Components of 2028 Notes payable, see Note 9.

Valuation techniques

A) Marketable securities

Marketable securities are included in Level 1 as these assets are quoted on active markets.

B) Convertible Notes

For the convertible notes payable designated at fair value through profit or loss, the valuation is derived by a finite difference method, whereby the convertible debt as a whole is viewed as a hybrid instrument consisting of two components, an equity component (i.e., the conversion option) and a debt component, each with different risk. The key inputs in the valuation include risk-free rates, share price, equity volatility, and credit spread. As there are significant unobservable inputs used in the valuation, the convertible notes payable is included in Level 3.

Methodologies and procedures regarding Level 3 fair value measurements are determined by the Company’s management. Calculation of Level 3 fair values is generated based on underlying contractual data as well as observable and unobservable inputs. Development of unobservable inputs requires the use of significant judgment. To ensure reasonability, Level 3 fair value measurements are reviewed and validated by the Company’s management. Review occurs formally on a quarterly basis or more frequently if review and monitoring procedures identify unexpected changes to fair value.

While the Company considers its fair value measurements to be appropriate, the use of reasonably alternative assumptions could result in different fair values. On a given valuation date, it is possible that other market participants could measure a same financial instrument at a different fair value, with the valuation techniques and inputs used by these market participants still meeting the definition of fair value. The fact that different fair value measurements exist reflects the judgment, estimates and assumptions applied as well as the uncertainty involved in determining the fair value of these financial instruments.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

(expressed in thousands of Canadian dollars)

The fair value of the convertible note payable has been estimated based on significant unobservable inputs which are equity volatility and credit spread. The Company used an equity volatility of 61% (December 31, 2023 – 62%). If the Company had used an equity volatility that was higher or lower by 10%, the potential effect would be an increase of $772 (December 31, 2023 - $545) or a decrease of $640 (December 31, 2023 - $425) to the fair value of the convertible note payable. The Company used a credit spread of 26.8% (December 31, 2023 – 27.8%). If the Company had used a credit spread that was higher or lower by 5%, the potential effect would be a decrease of $4,346 (December 31, 2023 - $3,937) or an increase of $3,751 (December 31, 2023 - $4,648) to the fair value of convertible note payable.

C) Warrants – Convertible Notes

The Warrants issued are accounted for at fair value through profit or loss are valued using a Monte Carlo Simulation Model to better model the variability in exercise date. The key inputs in the valuation include risk-free rates and equity volatility. As there are significant unobservable inputs used in the valuation, the financial derivative liability is included in Level 3.

The fair value of the Warrants has been estimated using a significant unobservable input which is equity volatility. The Company used an equity volatility of 61% (December 31, 2023 – 62%). If the Company had used an equity volatility that was higher or lower by 10%, the potential effect would be an increase of $357 (December 31, 2023 - $186) or a decrease of $274 (December 31, 2023 - $327) to the fair value of the Warrants.

D) Royalty

The fair value of the Royalty has been estimated at inception using a discounted cash flow model. The key inputs in the valuation include the effective interest rate of 19.20% and cash flows estimates of future operating and gross revenues. As there are significant unobservable inputs used in the valuation, the Royalty is included in Level 3. A 10% increase or decrease in the effective interest rate would be an increase of $191 (December 31, 2023 - $96) or of decrease $167 (December 31, 2023 - $109) to the fair value of the royalty.

E) Other Financial Derivative Liability (US Warrants)

The fair value of the embedded derivative on Warrants issued in foreign currency as at September 30, 2024 was $5 (December 31, 2023 - $7) and is accounted for at FVTPL. The valuation of warrants where the strike price is in US dollar and the warrants can be exercised at a time prior to expiry, the Company uses a Monte Carlo Simulation Model to better model the variability in exercise dates. The key inputs in the valuation include risk-free rates and equity volatility. As there are significant unobservable inputs used in the valuation, the financial derivative liability is included in Level 3.

The Company used an equity volatility of 62.91% (December 31, 2023 – 68.22%). If the Company had used an equity volatility that was higher or lower by 10%, the potential effect would be an increase of $5 (December 31, 2023 - $19) or a decrease of $6 (December 31, 2023 - $9) to the fair value of the embedded derivative.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

(expressed in thousands of Canadian dollars)

15.	Commitments and Contingencies

From time to time, the Company and/or its subsidiaries may become defendants in legal actions and the Company intends to defend itself vigorously against all legal claims. Electra is not aware of any unrecorded claims against the Company that could reasonably be expected to have a materially adverse impact on the Company’s consolidated financial position, results of operations or the ability to carry on any of its business activities. Three claims related to unpaid invoices included liens on the Company’s assets. The Company has negotiated settlement on these claims. The amounts due (approximately $1,096 (December 31, 2023 - $2,800)) have been recorded in accounts payable and accrued liabilities and the respective liens will be discharged upon final payment. Additionally, certain legal claims against the Company were settled in 2023. Such claims also resulted in registered liens against the assets of the Company that were released during 2023 and 2024. The Company entered into a binding agreement for purchase of a minimum quantity of cobalt hydroxide with a raw materials supplier. This is dependent on certain conditions and the Company has until December 2024 to fulfill these conditions.

As at September 30, 2024, the Company’s commitments relate to purchase and services commitments for work programs relating to Refinery expansion and payments under financing arrangements. The Company had the following commitments as of September 30, 2024.

	2024	2025	2026	2027	Thereafter	Total
Purchase commitments	$457	$160	$-	$-	$-	$617
Convertible notes payments [1]	-	15,190	6,064	6,064	70,865	98,183
Government loan payments	9	36	1,615	2,141	6,414	10,215
Lease payments	31	125	128	43	-	327
Royalty payments [2]	-	-	-	317	2,731	3,048
Other	33	304	67	-	2,025	2,429
	$530	$15,815	$7,874	$8,565	$82,035	$114,819

1 Convertible notes payment amounts are based on contractual maturities of 2028 Notes and assumption that it would remain outstanding until maturity. Interest is calculated based on terms as at September 30, 2024. As discussed in Note 9, 2026 Notes were cancelled and replaced with 2028 Notes in February 2023

2 Royalty payments are estimated amounts associated with the royalty agreements entered with the convertible debt holders as part of the 2028 Note offering. The estimated amounts and timing are subject to changes in cobalt sulfate prices, timing of completion of the refinery, reaching commercial operations and timing and amounts of sales.

16.	Segmented Information

The Company’s Chief Operating Decision Maker (“CODM”) is its Chief Executive Officer. The CODM reviews the results of Company’s refinery business and exploration and evaluation activities as discrete business units, separate from the rest of the Company’s activities which are reviewed on an aggregate basis.

The Company’s exploration and evaluation activities are located in Idaho, USA, with its head office function in Canada. All of the Company’s capital assets, including property and equipment, and exploration and evaluation assets are located in Canada and USA.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

(expressed in thousands of Canadian dollars)

(a)	Segmented operating results for the three months ended September 30, 2024 and 2023:

For the three months ended September 30, 2024	Refinery	Exploration and Evaluation	Corporate and Other	Total
Operating expenses
Consulting and professional fees	$130	$-	$477	$607
Exploration and evaluation expenditures	-	66	-	66
General and administrative and travel	330	-	520	850
Investor relations and marketing	-	-	279	279
Salaries and benefits	463	-	922	1,385
Share-based payments	-	-	318	318
Operating loss	$923	$66	$2,516	$3,505
Unrealized gain on marketable securities	-	-	14	14
Gain on financial derivative liability - Convertible Notes	-	-	1,573	1,573
Changes in US Warrants	-	-	51	51
Other non-operating income	-	-	(1,074)	(1,074)
Income loss before taxes	$923	$66	$1,952	$2,941

For the three months ended September 30, 2023	Refinery	Exploration and Evaluation	Corporate and Other [2]	Total
Operating expenses
Consulting and professional fees	$645	$77	$1,102	$1,824
Exploration and evaluation expenditures	-	259	-	259
General and administrative and travel	(68)	3	745	680
Investor relations and marketing	-	-	194	194
Salaries and benefits	327	-	564	891
Share-based payments	-	-	317	317
Operating loss	$904	$339	$2,922	$4,165
Unrealized loss on marketable securities	-	-	(298)	(298)
Loss on financial derivative liability - Convertible Notes	-	-	(4,436)	(4,436)
Changes in US Warrants	-	-	78	78
Other non-operating income	-	-	(402)	(402)
Loss before taxes	$904	$339	$7,980	$9,223

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

(expressed in thousands of Canadian dollars)

Segmented operating results for the nine months ended September 30, 2024 and 2023:

For the nine months ended September 30, 2024	Refinery	Exploration and Evaluation	Corporate and Other	Total
Operating expenses
Consulting and professional fees	$329	$-	$2,493	$2,822
Exploration and evaluation expenditures	-	210	-	210
General and administrative and travel	588	-	1,687	2,275
Investor relations and marketing	-	-	583	583
Salaries and benefits	1,123	-	1,956	3,079
Share-based payments	-	-	1,298	1,298
Operating loss	$2,040	$210	$8,017	$10,267
Unrealized gain on marketable securities	-	-	314	314
Loss on financial derivative liability - Convertible Notes	-	-	(5,611)	(5,611)
Changes in US Warrants	-	-	2	2
Other non-operating loss	-	-	(5,219)	(5,219)
Loss before taxes	$2,040	$210	$18,531	$20,781

For the nine months ended September 30, 2023 (Restated – Note 19)	Refinery	Exploration and Evaluation	Corporate and Other [2]	Total
Operating expenses
Consulting and professional fees	$1,691	$77	$3,349	$5,117
Exploration and evaluation expenditures	-	612	-	612
General and administrative and travel	286	3	1,715	2,004
Investor relations and marketing	-	-	388	388
Salaries and benefits	1,287	-	2,223	3,510
Share-based payments	-	-	861	861
Operating loss	$3,264	$692	$8,536	$12,492
Unrealized gain on marketable securities	-	-	(267)	(267)
Gain on financial derivative liability - Convertible Notes	-	-	(6,294)	(6,294)
Changes in US Warrants	-	-	1,140	1,140
Other non-operating income	-	-	106	106
Loss before taxes	$3,264	$692	$13,851	$17,807

(b)	Segmented assets and liabilities as at September 30, 2024 and December 31, 2023:

	Total Assets		Total Liabilities
	September 30, 2024	December 31, 2023	September 30, 2024	December 31, 2023
Refinery	$51,526	$59,701	$3,377	$8,935
Exploration and Evaluation [1]	87,643	85,741	108	75
Corporate and Other	5,546	3,250	75,742	56,384
	$144,715	$148,692	$79,227	$65,394

1 Total non-current assets comprising of exploration and evaluation assets in the amount of $87,435 (December 31, 2023 - $85,634) are located in Idaho, USA. All other assets are located in Canada.

2 Amounts have been restated from previously reported to segregate Refinery and Exploration and Evaluation amounts from Corporate and Other amounts to which they relate. There was no effect to total amounts as a result of the restatement.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

(expressed in thousands of Canadian dollars)

17.	Related Party Transactions

The Company’s related parties include key management personnel and companies related by way of directors or shareholders in common.

The Company paid and/or accrued during the three and nine months ended September 30, 2024 and 2023, the following fees to management personnel and directors.

	Three months ended September 30		Nine months ended September 30
	2024	2023	2024	2023
Management	$812	$560	$1,649	$1,555
Directors’ fees	46	7	131	61
	$858	$567	$1,780	$1,616

During the three and nine months ended September 30, 2024, the Company had share-based payments made to management and directors of $330 and $1,163, respectively (three and nine months ended September 30, 2023 - $589 and 1,328, respectively).

As at September 30, 2024, the accrued liabilities balance for related parties was $571 (December 31, 2023 - $78), which relates mainly to compensation accruals.

18.	Subsequent Events

(a)	Subsequent to September 30, 2024, the Company announced that it has received a non-binding term sheet from the holders of the existing secured notes issued by the Company on February 13, 2023 (the “Existing Notes”) for a financing transaction (the “Financing”) which would result in gross proceeds to the Company of US$5,000. These funds will enable the Company to initiate certain early works and winter preparations at the Ontario Refinery project site in Temiskaming Shores, Ontario, as well as being used for general corporate purposes.

The Financing will consist of the offer and sale of secured convertible notes (the “Notes”) in the principal amount of US$4,000 and US$1,000 of common shares (each, a “Share”) at a price of US$0.543 per Share. The Notes will be issued together with 4,545,454 detachable common share purchase warrants (each, a “New Warrant”) entitling the holders to acquire an equivalent number of common shares at a price of $1.00 per share for a period of twenty-four months following issuance. The Notes will rank pari passu to the Existing Notes, will bear interest at a rate of 12.0% per annum, payable quarterly in cash, and will mature on November 12, 2027. The Notes will also be guaranteed by substantially all of the Company’s subsidiaries and will be secured on a first lien basis by substantially all of the assets of the Company and its subsidiaries. At the option of the holder, the Notes will be convertible into common shares at an effective conversion price of US$0.62445 per share, representing a 15% premium to the price of the Shares issuable in connection with the Financing.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

(expressed in thousands of Canadian dollars)

Conversion of the Notes and the New Warrants will be restricted to the extent it will result in a holder owning more than 9.9% of the outstanding common share capital of the Company.

The completion of the Financing is subject to a number of conditions and uncertainties, including the completion of customary definitive documentation and receipt of any required regulatory approvals. All securities to be issued in connection with the Financing will be subject to restrictions on resale in accordance with applicable securities laws. No finders’ fees or commissions are payable in connection with the Financing. The term sheet for the Financing is non-binding, and there is no guarantee that the Company or the holders of the Existing Notes will complete the financing on the terms described in this release or on any other terms.

The securities to be issued have not been registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any applicable U.S. state securities laws, and may not be offered or sold in the United States absent registration or an available exemption from the registration requirement of the U.S. Securities Act and applicable U.S. state securities laws.

In connection with completion of the Financing, the holders of the Existing Notes intend to waive certain existing events of default regarding the non-payment of interest under the Existing Notes, the minimum required cash balance and failure to register the resale of the common shares issuable pursuant to the terms of the Existing Notes and the Existing Warrants (as defined below) and to defer payment of all outstanding interest amounts until February 15, 2025, at which point all deferred interest amounts will be payable in cash.

Subject to completion of the Financing and receipt of any required regulatory approvals, the Company also intends to the amend the terms of an aggregate of 10,796,054 outstanding share purchase warrants (the “Existing Warrants”). The Existing Warrants were issued in connection with the offering of the Existing Notes on February 13, 2023, and are currently exercisable at a price of $1.00 until February 13, 2028.

Under the proposed amendments to the Existing Warrants, the exercise price will be reduced to $0.85 per Share. In addition, the Existing Warrants will be amended to include a revised acceleration clause such that the term of the Existing Warrants will be reduced to thirty days in the event the closing price of the common shares on the TSX Venture Exchange exceeds $0.85 by twenty percent or more for ten consecutive trading dates, with the reduced term beginning seven calendar days after such ten consecutive-trading-day period. Upon the occurrence of an acceleration event, holders of the Existing Warrants may exercise the Existing Warrants on a cashless basis, based on the value of the Existing Warrants at the time of exercise, subject to compliance with the policies of the TSX Venture Exchange.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

(expressed in thousands of Canadian dollars)

(b)	During the quarter, the Company received notice from The Nasdaq Stock Market LLC (“Nasdaq”) of noncompliance with the minimum bid price requirement ("Minimum Bid Requirement") of US$1.00 per share under Nasdaq Listing Rule 5550(a)(2) on September 17, 2024, and successfully submitted a request for an appeal of Nasdaq's determination pursuant to the procedures set forth in the Listing Rules. Subsequent to September 30, 2024, the appeal hearing was held on November 5, 2024, before a panel composed of members of the public, independent of NASDAQ. The panel is expected to issue a written decision within 30 days. The Company’s shares will continue to trade on Nasdaq until such time.

19.	Restatement of comparative information

The purpose of this note is to identify the changes between what was originally reported for the three and nine months ended September 30, 2023 and year-ended December 31, 2023 and the adjustments made.

a)	The Company has retrospectively adopted IAS 1 amendments – Non-current liabilities and Covenants, and determined a reclassification of the convertible notes from non-current to current liabilities applies as at September 30, 2023 and as at December 31, 2023. As a result, as at September 30, 2023 and as at December 31, 2023, the convertible debt (“2028 Notes”) comparative figures on the statement of financial position are reclassified to current liabilities. There is no impact to the opening balance as at January 1, 2023, as the balance related to the previous convertible notes (“2026 Notes”) were already classified as a current liability as at that date.

b)	The Company re-evaluated the functional currency of its US subsidiaries and determined that a change in their functional currency from Canadian dollars to US Dollars was appropriate effective January 1, 2023. The change in functional currency for these subsidiaries was applied prospectively but was not previously reflected in its financial statements for the three and nine months ended September 30, 2023, resulting in adjustments to Exploration and Evaluation assets, and accumulated other comprehensive income as at September 30, 2023, and to other comprehensive income for the three and nine months then ended.

The Company adjusted its estimate of the Royalty payable to the lenders of the 2028 Notes, at initial recognition (see Note 9). Such adjustment was not previously reflected in its financial statements for the period ended September 30, 2023, resulting in adjustments to the Royalty liability as at September 30, 2023, and to the loss on extinguishment for the three and nine months then ended.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

(expressed in thousands of Canadian dollars)

Consolidated Statement of Financial Position as at September 30, 2023	As Previously Reported	Restatement	As Restated
ASSETS
Current Assets
Cash and cash equivalents	$15,053	$-	$15,053
Marketable securities (Note 6)	625	-	625
Prepaid expenses and deposits	713	-	713
Receivables	993	-	993
	17,384	-	17,384
Non-Current Assets
Exploration and evaluation assets (Note 5)	87,693	(155)	87,538
Property, plant and equipment (Note 4)	105,230	-	105,230
Total assets	$210,307	$(155)	$210,152

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$13,632	$-	$13,632
Convertible notes payable (Note 9)	54,521	(1,392)	53,129
Other financial derivative liability (Note 9)	111	-	111
Warrants (Note 10 (c))	3,901	-	3,901
	72,165	(1,392)	70,773
Non-Current Liabilities
Government loan payable (Note 8)	4,228	-	4,228
Government grants (Note 8)	919	-	919
Lease liability	182	-	182
Asset retirement obligations (Note 7)	1,669	-	1,669
Total Liabilities	$79,163	$(1,392)	$77,771
Shareholders’ Equity
Common shares (Note 10)	303,661	-	303,661
Reserve (Note 10)	26,936	-	26,936
Accumulated other comprehensive income	525	(155)	370
Deficit	(199,978)	1,392	(198,586)
Total Shareholders’ Equity	$131,144	$1,237	$132,381
Total Liabilities and Shareholders’ Equity	$210,307	$(155)	$210,152

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

(expressed in thousands of Canadian dollars)

Consolidated Statement of Income (loss) and Other Comprehensive Income (loss) for the nine months ended September 30, 2023	As previously reported	Restatement	As restated
Other comprehensive loss	$-	$1,813	$1,813
Loss on financial derivative – Convertible notes (Note 9)	$(7,686)	$1,392	$(6,294)
Net loss	$(19,199)	$1,392	$(17,807)
Other comprehensive loss	$-	$(155)	$(155)
Loss per share - basic and fully diluted	$(0.49)	$0.04	$(0.45)

Consolidated Statement of Shareholder’s Equity for the nine months ended September 30, 2023
Net loss	$(19,199)	$1,392	$(17,807)
Accumulated other comprehensive income (loss)	$525	$(155)	$370

Consolidated Statement of Cash Flows for the nine months ended September 30, 2023
Loss on Extinguishment of 2026 Notes and recognition of 2028 Notes (Note 10)	$20,119	$(1,392)	$18,727
Net loss	$(19,199)	$1,392	$(17,807)

The above adjustments comprised only items not affecting cash, and there were no changes to cash flows from operating, investing and financing activities for the nine months ended September 30, 2023.